October 27, 2023

LETTER AGREEMENT

NexPoint Funds I (the “Trust”)

300 Crescent Court, Suite 700

Dallas, Texas 75201

Re: Expense Limitation and Recoupment Agreement

Ladies and Gentlemen:

This Letter Agreement documents (i) an undertaking by NexPoint Asset Management, L.P. (the “Adviser”) to limit the total operating expenses of the NexPoint Merger Arbitrage Fund (the “Fund”), a series of the Trust, and (ii) our agreement regarding the extent to which the Adviser will, under certain circumstances, receive payment from the Trust, on behalf of the Fund, as recoupment of certain amounts paid, waived or reimbursed by the Adviser to the Fund in fulfillment of the undertaking described above. This Letter Agreement shall terminate (i) in the event the Investment Advisory Agreement between the Trust and the Adviser terminates with respect to the Fund, (ii) at the sole discretion of the Fund’s Board of Trustees on 30 days’ prior written notice to the Adviser, or (iii) upon mutual agreement between the Adviser and the Fund’s Board of Trustees.

Effective November 1, 2023 and until at least October 31, 2024, the Adviser hereby undertakes to limit the total annual operating expenses (exclusive of fees paid by the Fund pursuant to its distribution plan under Rule 12b-1 under the Investment Company Act of 1940, taxes, brokerage commissions and other transaction costs, interest payments, acquired fund fees and expenses, extraordinary expenses and dividend expense on short sales) of the Fund to 1.54% of average daily net assets attributable to any class of the Fund (the “Expense Cap”).

The Trust, on behalf of the Fund, hereby agrees that it will be obligated to pay the Adviser all amounts previously paid, waived or reimbursed by the Adviser with respect to the Fund pursuant to the Expense Cap, provided that the amount of such additional payment in any year, together with all other expenses of the Fund, in the aggregate, would not cause the Fund’s total annual operating expenses in any such year to exceed the amount of the Expense Cap or any other agreed upon expense limitation for that year, and provided further that no additional payments by the Trust will be made with respect to amounts paid, waived or reimbursed by the Adviser more than thirty-six (36) months after the date the Fund accrues a liability with respect to such amounts paid, waived or reimbursed by the Adviser. The Adviser may not recoup any amounts previously paid, waived or reimbursed hereunder before payment of the Fund’s operating expenses for the year in which the Adviser intends to recoup such amounts.

Any payments by the Trust under this Letter Agreement shall be in addition to all amounts otherwise payable to the Adviser as an advisory fee or any other fee for services to the Fund under the Investment Advisory Agreement or any other agreement with the Trust, as applicable.

This Letter Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

Sincerely,

NexPoint Asset Management, L.P.

By: Strand Advisors XVI, Inc., its general partner

By:	/s/ Frank Waterhouse
Name: Frank Waterhouse
Title: Treasurer

ACKNOWLEDGED AND ACCEPTED

NexPoint Funds I

on behalf of its series, NexPoint Merger Arbitrage Fund

By:	/s/ Will Mabry
Name: Will Mabry
Title: Assistant Treasurer